Aptinyx Inc.

909 Davis Street, Suite 600

Evanston, Illinois 60201

March 29, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Aptinyx Inc.: Registration Statement on Form S-3 filed March 24, 2022 (File No. 333-263808)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Aptinyx Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to March 31, 2022, at 4:00 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Mitchell S. Bloom of Goodwin Procter LLP at (617) 570-1055.

Sincerely,
Aptinyx Inc.

/s/ Ashish Khanna
Ashish Khanna
Chief Financial Officer and Chief Business Officer

cc:	Andy Kidd, Aptinyx Inc.
Mitchell S. Bloom, Esq., Goodwin Procter LLP
Finnbarr D. Murphy, Esq., Goodwin Procter LLP